UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): [X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN Form N-CSR

For Period Ended:

July 31, 2024
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Comtech Telecommunications Corp.
Full Name of Registrant

Former Name if Applicable

305 N 54th Street
Address of Principal Executive Office (Street and Number)

Chandler, AZ 85226
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period. (Attach extra sheets if needed.)

Due to the Company’s ongoing efforts to finalize its consolidated financial statements, which include its recoverability assessment with respect to goodwill and certain long-lived assets, going concern evaluation and accounting for certain debt instruments, the Company is unable to file its Annual Report on Form 10-K for the period ended July 31, 2024 (the "Report") within the prescribed time period without unreasonable effort or expense. The Company currently anticipates filing the Report within the time period provided by Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notiﬁcation.

Michael A. Bondi	(631)	962-7000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in its fiscal 2024 GAAP results of operations, as compared to fiscal 2023, primarily due to lower-than-expected performance during its fourth quarter of fiscal 2024 in its Satellite and Space Communications segment, including non-cash impairment charges related to goodwill associated with such segment and long-lived assets pertaining to its steerable antenna operations located in the United Kingdom. The aggregate non-cash impairment charge is estimated to range between $60.0 million and $70.0 million.

Comtech Telecommunications Corp.
(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 16, 2024
By: /s/ Michael A. Bondi
Name: Michael A. Bondi
Title: Chief Financial Officer